Filed pursuant to Rule 424(b)(3)
                                     Registration Nos. 333-72948 and 33-72948-01

Prospectus Supplement No. 6 dated June 14, 2002
to Prospectus dated February 13, 2002



                                 $1,800,000,000
                       [NORTEL NETWORKS - LOGO - OMITTED]
                           Nortel Networks Corporation
                     4.25% Convertible Senior Notes Due 2008
                     fully and unconditionally guaranteed by

                             Nortel Networks Limited
                                       and
                           Nortel Networks Corporation
                           Common Shares Issuable upon
                             Conversion of the Notes
                                  -------------

         This prospectus supplement relates to the accompanying prospectus dated February 13, 2002 relating to the offer and sale from time to time of up to $1,800,000,000 principal amount of 4.25% Convertible Senior Notes Due 2008 of Nortel Networks Corporation (and related guarantee of Nortel Networks Limited) and the common shares of Nortel Networks Corporation issuable upon conversion of the notes. The "Selling Securityholders" section of the accompanying prospectus is hereby supplemented to include the information provided below in the table appearing in the "Selling Securityholders" section of this prospectus supplement with respect to entities not previously listed in the accompanying prospectus, or any other amendments or supplements thereto and, as indicated, to supercede the information previously included in the table appearing in the "Selling Securityholders" section of the accompanying prospectus, or any other amendments or supplements thereto.

         This prospectus supplement should be read in conjunction with, and may not be delivered or utilized without, the accompanying prospectus dated February 13, 2002 and all other amendments or supplements thereto. The terms of the notes are set forth in the accompanying prospectus dated February 13, 2002.

         Selling securityholders listed in the "Selling Securityholders" section of this prospectus supplement and any other amendments or supplements thereto may offer and sell the notes and the common shares issuable upon conversion of the notes pursuant to this prospectus supplement, the accompanying prospectus, and any other amendments or supplements thereto. Our registration of the notes (and the related guarantee) and the common shares issuable upon conversion of the notes does not necessarily mean that the selling securityholders will sell all or any of the notes or the common shares.

                             SELLING SECURITYHOLDERS

         The information provided in the table below with respect to each selling securityholder has been obtained from such selling securityholder, except the information contained under the column heading "Number of Common Shares That May Be Sold", which was calculated assuming conversion of the full amount of the notes held by the securityholder at the initial rate of 100 common shares per each $1,000 principal amount of notes.

         J.P. Morgan Securities, Inc. has, along with certain of its affiliates, performed in the last three years and may in the future perform financial advisory and investment banking services for us, Nortel Networks Limited and our affiliates. In addition, J.P. Morgan Bank Canada and J.P. Morgan Chase Bank, each affiliates of J.P. Morgan Securities, Inc., are administrative agents and lenders under certain of our credit facilities. To our knowledge, none of the other selling securityholders listed below has, or within the past three years has had, any position, office or other material relationship with us or Nortel Networks Limited.

         Based on the information provided to us by the selling securityholders, assuming that the selling securityholders sell all of the notes or the common shares beneficially owned by them that have been registered by us, the selling securityholders will not own any notes or common shares, other than the common shares appearing under the column entitled "Number of Common Shares Owned Before Offering". We cannot advise you as to whether the selling securityholders will in fact sell any or all of such notes or common shares. In addition, the selling securityholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time and from time to time, the notes or the common shares issuable upon conversion of the notes in transactions exempt from the registration requirements of the Securities Act of 1933, as amended, after the date on which they provided the information set forth below:


                                                                                     Number of
                                             Principal Amount   Principal Amount      Common          Number of
                                              of Notes Owned      of Notes That    Shares Owned     Common Shares
                                                  Before             May Be           Before         That May Be
                     Name                        Offering             Sold           Offering           Sold
                     ----                     --------------     --------------   --------------    --------------

    California Public Employees'
         Retirement System................         $7,500,000         $7,500,000     3,232,221          750,000

    HBK Master Fund L.P.(1)...............        $17,000,000        $17,000,000       983,900(2)     1,700,000

    J.P. Morgan Securities, Inc.(1)(3)....         $5,500,000         $5,500,000     3,681,157          550,000

    KBC Financial Products USA,
         Inc. (1)(3)......................         $1,500,000         $1,500,000         --             150,000

    LDG Limited...........................         $1,500,000         $1,500,000         --             150,000

    The Estate of James Campbell..........           $294,000           $294,000         --              29,400


-------------------

(1) The information relating to this selling securityholder supercedes the information which was previously included in the accompanying prospectus or any other amendments or supplements thereto.

(2) This number does not include Nortel Networks Corporation common shares issuable in respect of (i) 265 Equity Units of Nortel Networks Corporation evidencing prepaid forward purchase contracts and zero coupon U.S. treasury securities and (ii) $3,000,000 principal amount of previously registered Notes.

(3) These selling securityholders have identified themselves as registered broker-dealers and, accordingly, underwriters. Please see the "Plan of Distribution" section of the accompanying prospectus for required disclosure regarding these selling securityholders.

         We refer you to the "Selling Securityholders" section of the accompanying prospectus for additional information.